December 20, 2021 VIA EDGAR AND HAND DELIVERY Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission	1271 Avenue of the Americas New York, New York 10020-1401 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com
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Attention:	Alan Campbell
Joe McCann
Michael Fay
Daniel Gordon

Re:	Fractyl Health, Inc.
Draft Registration Statement on Form S-1
Confidentially Submitted November 9, 2021
CIK No. 0001572616

To the addressees set forth above:

On behalf of our client, Fractyl Health, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated December 14, 2021, relating to the Company’s draft registration statement on Form S-1 submitted on November 9, 2021 (the “Registration Statement”).

The Company has confidentially submitted today Amendment No. 1 to the Registration Statement (“Amendment No. 1”), together with this letter, via EDGAR submission. For the Staff’s reference, we are providing to the Staff copies of this letter as well as both a clean copy of Amendment No. 1 and a copy marked to show all changes from the draft version submitted on November 9, 2021.

For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in Amendment No. 1.

December 20, 2021

Draft Registration Statement on Form S-1 submitted November 9, 2021

A Letter From Our Co-Founder, page iii

1.	We refer to the letter from your co-founder. Please revise your presentation so that the letter does not appear in the forepart of the registration statement prior to your Summary.

Response: In response to the Staff’s comment, the Company has moved the letter from page iii to page 117 of Amendment No. 1.

2.

Please revise your founder letter, page 1 of the Summary and page 123 of the Business section to clarify the source for the following three disclosures: (i) there will be 50 million people in the United States with type 2 diabetes in 2035, (ii) more than 50% of these patients will have poorly controlled disease and (iii) that we will be spending $2 trillion per year combating T2D.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 100, 117, 118 and 125 of Amendment No. 1.

Our Solution: Revita, page 2

3.

We note your statements here and elsewhere in the prospectus that (i) Revita is intended to target the organ-level root cause of T2D with an endoscopic procedure that does not require ongoing patient adherence and (ii) Revita does not rely on perfect patient adherence or persistence to chronic therapy, unlike diet and lifestyle interventions or pharmacologic management. Please revise your disclosure here and elsewhere in the prospectus to clarify that your studies of the Revita system have involved ongoing OADs and/or a GLP-1ra as well as lifestyle counseling, including a tailored diet. Alternatively, please advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 7, 119, 123 and 139 of Amendment No. 1. In addition, the Company respectfully advises the Staff that the Revita DMR Procedure is an outpatient procedural therapy, whereas diet and lifestyle interventions or pharmacologic management require daily and/or weekly adherence. For example, after a patient has undergone the Revita DMR Procedure, the anticipated clinical benefits, other than being present on the day of the procedure, are observed without any further device-related adherence.

4.

Please tell us whether you are aware of independent, peer-reviewed studies which characterize the dysfunctional duodenal mucosa as a root cause of T2D. To the extent that these and similar statements throughout the prospectus, including on page 116 and page 130, where you refer to dysfunctional duodenal mucosa as a driver of insulin resistance, are based on management’s belief, please so state.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company believes the independent, peer-reviewed study by Aliluev et al. characterizes the dysfunctional duodenal mucosa as a root cause of T2D (see citation

December 20, 2021

below). The study reveals that functional maladaptation of the gut in response to a diet high in fat and high in sugar is caused by disturbed intestinal stem cell identity, changes in the regional identity of cells and an altered mature cell-type composition, which we characterize as a dysfunctional duodenal mucosa. Furthermore, the study concludes that understanding these mechanisms of disease is crucial to develop non-invasive therapeutic options to resolve obesity and insulin-dependent diabetes. The study further gives examples of how to tackle these mechanisms, for example, by counteracting enteroendocrine dysregulation and increased nutrient absorption, which the Revita DMR Procedure is being designed to accomplish.

Citation: Aliluev, A., Tritschler, S., Sterr, M. et al. Diet-induced alteration of intestinal stem cell function underlies obesity and prediabetes in mice. Nat Metab 3, 1202–1216 (2021).

5.

We note your statement highlighting that Revita, in combination with ongoing oral antidiabetic agents, or OADs, and/or a glucagon-like peptide-1 receptor agonist, and lifestyle counseling, has been observed to improve glucose control and reduce the need for insulin for 18 to 24 months. With a view to revised disclosure, please tell us your basis for making performance claims beyond 48 weeks. Based on your disclosures on pages 141-152, it is not clear that you have conducted any human trials that assessed patients beyond 48 weeks or that any improvement measured by anyone beyond 48 weeks is statistically significant.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 3, 6, 40, 119, 120, 122, 140, 150 and 151 of Amendment No. 1.

6.	Please revise your disclosure to indicate whether the “prototype rendering” of the Revita console is the console that is being used in the Revitalize-1 trial.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 141 of Amendment No. 1.

7.

We note your discussion of the Breakthrough Device designation for Revita. Please revise your disclosure here and throughout the prospectus where the Breakthrough Device designation is mentioned to clarify that the process of medical device development is inherently uncertain and that there is no guarantee that this designation will accelerate the timeline for approval or make it more likely that Revita will be approved. Also, revise the prospectus, where appropriate, to disclose, if known, which of the four criteria discussed on page 161 served as the basis for Revita’s designation.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 30 and 120 of Amendment No. 1.

December 20, 2021

Our Development Pipeline, page 5

8.	Please revise your pipeline chart with respect to Rejuva to show Phase 1, Phase 2 and Phase 3 columns.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 121 of Amendment No. 1. In addition, the Company respectfully advises the Staff that the Company plans to initiate Phase 1/2 trials of its Rejuva gene therapy candidates.

Our team, page 5

9.

We note that you identify certain entities as investors in your company here and on page 119. However, certain of these entities do not appear to be among your principal stockholders as disclosed on page 203. If material, please expand your disclosure to describe the nature of each such entity’s investment in your company and explain to us why including this information is appropriate. Please also explain in the response your plans to update investors about any changes these entities make with respect to their investments in your company. Alternatively, please remove these entities from your disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 121 of Amendment No. 1.

What Sets Us Apart, page 6

10.

Please balance your summary that describes the advantages of your product candidates with equally prominent disclosure regarding adverse results or disadvantages. For instance, and without limitation, we note your disclosures elsewhere in the prospectus that very few products utilizing gene transfer have been approved in the U.S. or Europe and no gene therapy products that utilize an endoscopic method of administration have been approved.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 7, 122 and 123 of Amendment No. 1.

Summary Risk Factors, page 8

11.	Please revise the eighth risk factor on page 8 to explain that there is uncertainty as to whether patients will need additional procedures in the future.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 40 of Amendment No. 1.

December 20, 2021

Management’s Discussion and Analysis of Financial Condition and Operations, Research and Development expenses, page 107

12.	Please separately disclose in tabular form your R&D expenses incurred for each year presented by product candidate or project.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 102 of Amendment No. 1.

Business, page 116

13.

We refer to your risk factor disclosure on page 40 indicating that you have not yet studied the ability of Revita to be used in repeated procedures. Please revise the Business section to discuss your plans for studying this area, including the timing of the referenced study or studies relative to your plans to file a PMA application and commercialize. To the extent that your plans do not call for studies in the near term, please discuss whether the uncertainty cited in the risk factor could impact the scope of your PMA approval, and explain in greater detail how it could have a material adverse impact on clinical utility and commercial adoption.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 119 and 140 of Amendment No. 1.

Type 2 Diabetes Overview, page 124

14.

Please revise to provide the source for the figures presented in the graphic at the top of page 124. Please also revise to provide sources for the data that appear in the graphics on pages 134 and 135.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 126, 136 and 137 of Amendment No. 1.

Clinical Data Overview, page 141

15.

Please revise your disclosure regarding the Revita-2 and the Revita First-in-Human studies to clearly state whether (i) each study achieved its endpoints and (ii) the reported reductions in HbA1c, MRI-PDFF, HOMA-IR and weight were statistically significant.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 148, 149, 150, 151 and 152 of Amendment No. 1.

Ongoing Revitalize-1 Pivotal Clinical Study, page 145

16.

We note that the primary efficacy endpoint for the Revitalize-1 study occurs at 24 weeks. We note that this timeframe is shorter than for some of the completed studies referenced in this section and for the performance claims highlighted in the Summary. Please

December 20, 2021

discuss the rationale for establishing the pivotal trial endpoint at 24 weeks and your basis for determining, if true, that data at 24 weeks could support a finding of durable effectiveness. To the extent that the scope of PMA approval or commercialization is dictated or impacted by the 24-week timeframe, please revise to discuss.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 148 of Amendment No. 1.

INSPIRE Pilot Study, page 150

17.	Please identify the investigators and indicate whether these results have been published. Depending on your responses to this comment and comment 5 above, we may have further comment.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 153 of Amendment No. 1.

Intellectual Property, page 155

18.

Please revise this section to reflect your disclosure on page 68 indicating that you are aware of (i) third-party patents and patent applications that may be construed to cover your product candidates or technologies, including Revita and (ii) pending patent applications that if they result in issued patents could be alleged to be infringed by some of your product candidates or technologies, including Revita.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 158 of Amendment No. 1.

Executive and Director Compensation, page 191

19.	Please revise this section to describe your employment arrangements with your named executive officers.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that that it will revise the disclosure in a subsequent pre-effective amendment.

General

20.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copes of the communications.

Response: The Company hereby undertakes to provide the Staff under separate cover all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act.

December 20, 2021

*********

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 906-2916 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Nathan Ajiashvili

Nathan Ajiashvili
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Harith Rajagopalan, M.D., Ph.D., Chief Executive Officer, Fractyl Health, Inc.

Johan Brigham, Latham & Watkins LLP

Evan Smith, Latham & Watkins LLP

Edwin O’Connor, Goodwin Procter LLP

Seo Salimi, Goodwin Procter LLP

Alicia Tschirhart, Goodwin Procter LLP